Exhibit 21.1

Subsidiaries of Eaton Corporation Limited

Name	Jurisdiction of Organization
Abeiron II Limited (formerly known as Comdell Limited)	Ireland
Turlock B.V.	Netherlands
Turlock Corporation	Ohio
Eaton Inc.	Ohio